Exhibit 4.8

Description of the Company’s Common Stock Registered under Section 12 of the Exchange Act of 1934

The following summary of Intellinetics, Inc.’s common stock is based on and qualified by the Company’s Articles of Incorporation, as amended (the “Articles”) and Bylaws, as amended (“Bylaws”). For a complete description of the terms and provisions of the Company’s common stock, refer to the Articles and Bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

The Company’s authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share.

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Shares of common stock do not have cumulative voting rights. Holders of record of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors. To date, we have not paid cash dividends. We intend to retain any earnings for the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

Any future determination as to the payment of cash dividends will depend on future earnings, results of operations, capital requirements, financial condition and such other factors as the Board of Directors may consider. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution.

Holders of our common stock do not have pre-emptive rights to subscribe for or to purchase any stock, obligations or other securities.

All of the shares of common stock currently issued are fully paid and non-assessable.